UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-31446

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Cimarex Energy Co.

401(k) Plan

Financial Statements

and Supplemental Schedules

As of December 31, 2008 and 2007

and for the Year Ended December 31, 2008

Cimarex Energy Co.

401(k) Plan

Report of Independent Registered Public Accounting Firm

The Participants, Audit Committee of Cimarex Energy Co. and

Cimarex Energy Co. 401(k) Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 26, 2009

Financial Statements

Cimarex Energy Co.

401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2008	2007

Assets:
Investments, at fair value (Notes 2, 3, and 4):
Registered investment companies	$39,744,292	$35,950,581
Cimarex Energy Co. Common Stock Fund	8,393,001	11,618,549
Common/collective trust	—	6,908,709
Participant loans	746,599	462,087

Total investments	48,883,892	54,939,926

Contributions receivable:
Participant contributions	94	—
Employer matching contributions	94	—
Employer profit sharing, net of forfeitures (Note 1)	—	1,657,351

Total contributions receivable	188	1,657,351

Net assets available for benefits at fair value	48,884,080	56,597,277

Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	—	(52,274)

Net assets available for benefits	$48,884,080	$56,545,003

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2008

Additions to net assets attributed to:
Contributions:
Participant contributions	$6,266,839
Employer match contributions, net of forfeitures (Note 1)	5,049,428
Participant rollover contributions	491,983
Investment income (Note 2):
Interest and dividends	1,441,462
Interest on participant loans	49,250

Total additions	13,298,962

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	(18,577,449)
Benefits paid to participants, including loans deemed or defaulted	(2,362,187)
Administrative expenses	(20,249)

Total deductions	(20,959,885)

Net decrease	(7,660,923)

Net assets available for benefits, beginning of year	56,545,003

Net assets available for benefits, end of year	$48,884,080

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 2002 by Cimarex Energy Co. (the “Company” or “Cimarex”).  The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries.  In addition to Cimarex employees, the Plan provides for participation by employees of all Cimarex subsidiaries and certain predecessor employers.  The Plan is intended to be a defined contribution plan with profit sharing provisions.

General

The Plan is a defined contribution plan covering employees of Cimarex and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Administrator of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (“Vanguard”).  The trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company.  All assets of the Plan are held in trust by Vanguard.  Vanguard is also the record keeper of the Plan.

Eligibility

All non-excludable employees of the Company who have obtained the age of 18 and who have completed three months of service in which they were credited with at least 250 hours of service or who have completed one year of service are eligible to participate in the Plan.  Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens.  Employees may enter the Plan on the first day of each calendar month after meeting plan requirements.  A participant may modify his/her deferral election the first pay period of each month if desired.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Contributions

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution). In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 100% of the participant’s pre-tax annual compensation, as defined in the Plan document, subject to annual Internal Revenue Code (“IRC”) dollar limits ($15,500 for 2008).  The Plan also allows catch-up contributions for participants over the age of 50 based on IRC limitations ($5,000 for 2008.)

The Company may make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company.  In no event, shall the Company’s matching contribution, on behalf of a participant, exceed the match percentage approved by the Company’s Board of Directors (7% of each participant’s eligible compensation, as defined in the Plan document for 2008). The matching contribution is also subject to the IRC annual compensation limit ($230,000 for 2008). Catch-up contributions are not matched by the Company.

The Plan also allows for a profit-sharing contribution by the employer.  The Company did not make a profit-sharing contribution for the year ended December 31, 2008.  The Company made a profit sharing contribution for the plan year ended December 31, 2007, equal to three percent of eligible compensation in the amount of $1,657,351 (after forfeitures were applied). This was funded in 2008. Employees are eligible to receive the profit-sharing contribution if they meet the Plan entry requirements, are employed on the last day of the Plan year and have a minimum of 500 hours service in the Plan year. For employees who terminated employment due to death, disability or had attained age 62, the last day of year and 500 hour service requirements do not apply.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan document.

The contributions (participant and Company) for the plan year are subject to certain limitations imposed by the IRC and the Plan’s terms.

The Plan was amended effective January 1, 2009 to allow for Roth 401(k) contributions.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, profit sharing contributions, and earnings on investments, and is charged with the participant’s withdrawals, distributions and losses on investments.  The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan.  Currently, the Plan offers various investment options in registered investment companies and the Cimarex Common Stock Fund.  Participants may change their investment directions at any time, subject to such restrictions and procedures as are established by the record keeper, the Plan and Cimarex. Employee-participants should not trade Company stock during designated quiet periods, or while in possession of material, undisclosed information about Cimarex.

Participant Loans

An employee may borrow the lesser of $50,000 or one-half of their vested account balance.  Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000.  Participants may not apply for another loan within six months of the date on which the previous loan was paid in full.  The maximum loan term is five years, except for a loan to acquire a participant’s principal residence which may have a term of ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period.  The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above the prime rate. Interest rates for the loans range from 5.00% to 9.25%, as of December 31, 2008. Principal and interest are paid ratably through payroll deductions.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Vesting

A participant is always 100% vested in that portion of his/her account attributable to 401(k) deferred salary contributions, catch-up contributions and rollover contributions. Vesting for that portion of the participant’s account attributable to employer contributions is based on years of credited service as defined by the Plan adoption agreement, in accordance with the following schedule:

Completed years of credited service with the Employer	Vested Percentage
1	25%
2	50%
3	75%
4 or more	100%

For those hired on or after January 1, 2006, a year of service is computed based on employment date anniversaries.  Participants are credited with prior years of service earned with Key Production Company, Inc. (“Key”) or Helmerich & Payne, Inc. (“H&P”). Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.  Certain employees of Key, H&P, Magnum Hunter Resources, Inc., and Gruy Petroleum Management, Inc., who became employees of Cimarex are subject to special vesting provisions as described in the Plan document.

Forfeitures

At December 31, 2008 and 2007, amounts held in the forfeiture account totaled $130,443 and $209,787, respectively. These amounts can be used to reduce future employer contributions.  For the year ended 2008, forfeitures were utilized to fund employer matching contributions in the amount of $7,883. The Company utilized $44,696 of the remaining forfeitures as of December 31, 2008 to offset the 2008 employer matching contributions, which were funded in 2009.The Company utilized $200,000 of forfeitures during 2008 to offset the 2007 employer profit sharing contribution accrued as of December 31, 2007 and funded in 2008.  Remaining unused forfeiture amounts have not been allocated to participant accounts.

Plan Expenses

Administrative expenses are paid by the Company.  Loan origination fees are paid by participants who take out loans and investment management fees are paid by Plan participants. During the year ended December 31, 2008  expenses of $20,249 were paid by or allocated to participants.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.              PLAN DESCRIPTION (CONTINUED)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.  In the event the Plan is terminated all participant accounts would immediately become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of the normal retirement age of 62, a participant may elect to receive lump sum distributions equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account.  Immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less. Participants may request to receive Company stock held in their account as an in-kind distribution.

Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The trustee, Vanguard, holds the shares of Cimarex common stock on behalf of the Plan.  Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer.  Participants direct the trustee to vote by submission of timely participant directions.  Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as further described in Note 4.  Units of the common/collective trust (Vanguard Retirement Savings Trust) held prior to December 31, 2008 were valued based on information reported by Vanguard in the audited financial statements of the common/collective trust at year end based on the fair value of the underlying assets. The value of the account was expressed in “units”.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, the Statements of Net Assets Available for Plan Benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. In May 2008, the Plan liquidated its investment in this common/collective trust. This liquidation occurred at contract value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits are recorded when paid.

Contributions

Contributions are recorded in the period payroll deductions are made.

Accounting Changes and Recent Accounting Pronouncements

Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  The Financial Accounting Standards Board (FASB) issued SFAS No. 157 for financial statements issued for fiscal years beginning after November 15, 2007.

In June 2009, FASB approved the FASB Accounting Standards Codification (ASC), which after its launch on July 1, 2009 will become the single source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles (GAAP).  The Codification reorganizes all previous U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure.  All existing standards that were used to create the Codification will be superseded, replacing the previous references to specific Statements of Financial Accounting Standards (SFAS) with numbers used in the Codification’s structural organization. The Plan does not believe the adoption of the Codification will have a material impact on the Plan’s financial statements.

3.             INVESTMENTS

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2008) depreciated in value as follows:

For the Year Ended December 31,	2008
Registered investment companies	$(13,665,802)
Cimarex Energy Co. common stock	(4,911,647)

Net depreciation in fair value of investments	$(18,577,449)

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

3.              INVESTMENTS (CONTINUED)

Investments that exceed five percent of net assets available for benefits are as follows:

December 31,	2008		2007
Cimarex Energy Co. Common Stock	$8,315,752		$11,549,149
Vanguard Prime Money Market Fund	8,095,320		—	*
Vanguard Retirement Savings Trust (at fair value)	—	*	6,908,709
Vanguard Intermediate-Term Treasury Fund Investor Shares	3,793,919		1,099,595	*
Vanguard Wellington Fund Investor Shares	3,449,768		3,846,464
Vanguard 500 Index Fund Investor Shares	3,400,619		4,702,528
Vanguard Windsor II Fund Investor Shares	3,142,801		4,551,512
Vanguard Total Bond Market Index Fund Investor Shares	2,542,472		2,521,839	*
American Funds EuroPacific Growth Fund Class A	1,882,139	*	2,972,872
Vanguard Total International Stock Index Fund	1,767,399	*	2,905,623

*Not greater than 5%, or not held in the respective year

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.              FAIR VALUE MEASUREMENTS

SFAS No. 157, Fair Value Measurements, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for an asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered Investment Companies:  Valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Cimarex Energy Co. Common Stock Fund: Valued at year-end unit closing price (comprised separately of year-end market price of the common stock as reported on an active market on which securities traded plus cash position invested in the Vanguard Prime Money Market Fund).

Participant Loans:  Stated at the outstanding principal balance at year end, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$39,744,292	$—	$—	$39,744,292
Cimarex Energy Co. Common Stock Fund — common stock	8,315,752	—	—	8,315,752
Cimarex Energy Co. Common Stock Fund — cash invested in registered investment company	77,249	—	—	77,249
Participant loans	—	—	746,599	746,599

Total assets at fair value	$48,137,293	$—	$746,599	$48,883,892

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.              FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Participant Loans
Fair value, beginning of year	$462,087
New loans issued	566,923
Loan principal repayments	(253,960)
Deemed and defaulted distributions of loans	(28,451)

Fair value, end of year	$746,599

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

5.             INCOME TAX STATUS

The prototype plan, which the Company adopted, obtained its latest determination letter on December 20, 2001. The Internal Revenue Service has stated that the prototype plan is qualified and the related trust is tax-exempt. The Plan has received a separate determination letter for the Plan as adopted dated October 30, 2003. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.             RELATED PARTY/ PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of registered investment companies and was invested in units of a common/collective trust managed by an affiliate of Vanguard.  Vanguard acts as trustee and record keeper for the Plan. The Plan also invests in Cimarex common stock, common stock of the Plan sponsor, which also qualifies as a related party transaction.  During the Plan year ended December 31, 2008, the loss on investment was $4,842,588 (including dividends reinvested), purchases of Cimarex common stock of $2,472,095 and sales of Cimarex common stock were $651,190.  As of December 31, 2008 and 2007, the Plan held 310,521 and 271,553 shares of Cimarex common stock at a value of $8,315,752 and $11,549,149, respectively along with cash in the Vanguard Prime Money Market Fund of $77,249 and $69,400 in the Cimarex Energy Co. Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.  During the Plan year ended December 31, 2008, annual loan fees of $1,325 were paid to Vanguard, and fees of $18,924 were paid to the Plan’s investment advisor, Strategies LLC.

7.             CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perceptions of the issuers and changes in interest rates.  Shares of the Company’s common stock are also exposed to the same risks as well as risks specific to the Company which are detailed in the Company’s filings with the Securities and Exchange Commission.  Investment in the Company’s common stock represents 17.2% and 20.5% of the net assets available for benefits as of December 31, 2008 and 2007, respectively. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the statement of net assets available for benefits and participants’ accounts.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

7.              CONCENTRATIONS, RISKS AND UNCERTAINTIES (CONTINUED)

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

8.             RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and investment income per the financial statements to Form 5500:

December 31,	2008	2007
Net assets available for benefits per the financial statements	$48,884,080	$56,545,003
Plus: Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	—	52,274

Net assets available for benefits per the Form 5500	$48,884,080	$56,597,277

For the Year Ended December 31,		2008
Net investment loss per the financial statements		$(17,086,737)
Plus: Change in adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive contracts		(52,274)

Net investment loss per the Form 5500		$(17,139,011)

Supplemental Schedules

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, line 4i - Schedule of Assets

(Held at End of Year) – December 31, 2008

EIN: 45-0466694
December 31, 2008	Plan Number 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Shares/ Units	(e) Cost	(f) Current Value

*	Vanguard Prime Money Market Fund	Registered Investment Company	8,018,070,870	(1)	$8,018,071
	American Funds EuroPacific Growth Fund Class A	Registered Investment Company	67,195.241	(1)	1,882,139
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	40,926.936	(1)	3,400,619
*	Vanguard Explorer Fund Investor Shares	Registered Investment Company	28,365.030	(1)	1,195,019
*	Vanguard Growth Index Fund Investor Shares	Registered Investment Company	62.353		1,265
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	60,686.197	(1)	1,457,076
*	Vanguard Short-Term Investment-Grade Fund Investor Shares	Registered Investment Company	1,470.085	(1)	14,216
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company	593.330	(1)	12,104
*	Vanguard Intermediate-Term Treasury Fund Investor Shares	Registered Investment Company	313,547.006	(1)	3,793,919
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	249,751.700	(1)	2,542,472
*	Vanguard Total International Stock Index Fund	Registered Investment Company	163,799.724	(1)	1,767,399
*	Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company	142,052.547	(1)	1,605,194
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	141,210.321	(1)	3,449,768
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	164,458.441	(1)	3,142,801
*	Vanguard Target Retirement Fund 2005	Registered Investment Company	27,350.382	(1)	265,025
*	Vanguard Target Retirement Fund 2010	Registered Investment Company	11,987.356	(1)	211,097
*	Vanguard Target Retirement Fund 2015	Registered Investment Company	158,890.057	(1)	1,517,400
*	Vanguard Target Retirement Fund 2020	Registered Investment Company	80,029.496	(1)	1,326,089
*	Vanguard Target Retirement Fund 2025	Registered Investment Company	208,302.744	(1)	1,930,966
*	Vanguard Target Retirement Fund 2030	Registered Investment Company	33,208.919	(1)	516,066
*	Vanguard Target Retirement Fund 2035	Registered Investment Company	74,515.632	(1)	689,270
*	Vanguard Target Retirement Fund 2040	Registered Investment Company	20,970.006	(1)	317,276
*	Vanguard Target Retirement Fund 2045	Registered Investment Company	34,151.838	(1)	326,833
*	Vanguard Target Retirement Fund 2050	Registered Investment Company	8,118.279	(1)	123,235
*	Vanguard Target Retirement Income	Registered Investment Company	25,102.145	(1)	238,973
*	Cimarex Energy Co. Common Stock Fund:
	Cimarex Energy Co. common stock	Common Stock	310,521.000	(1)	8,315,752
	Vanguard Prime Money Market Fund	Registered Investment Company cash in common stock fund	77,249.230	(1)	77,249
*	Participant Loans	Interest rates ranging from 5.00% to 9.25%, various maturity dates	—	(1)	746,599

					$48,883,892

* Party-in-interest as defined by ERISA.

(1)   The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm.

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, line 4a –

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2008	EIN: 45-0466694 Plan Number 001

(a) Identity of Party Involved	(b) Description of Delinquent Contributions	(c) Withholding Amount Remitted Late	(d) Date Contributions Remitted	(e) Date Earnings Remitted	(f) Total Remitted (Including Lost Earnings)

* Cimarex Energy Co.
	December 31, 2008 payroll withholding	$94.08	January 9, 2009	January 9, 2009	$94.08

* A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Cimarex Energy Co. 401(k) Plan

Date: June 26, 2009

BY:	/s/ Paul Korus
Paul Korus
VP, CFO and Treasurer
Cimarex Energy Co.

BY:	/s/ Richard S. Dinkins
Richard S. Dinkins
VP - Human Resources of Cimarex
Energy Co. and Plan Administrator of the
Cimarex Energy Co. 401(k) Plan